SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 26, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 26, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

Date: April 26, 2005	“James E. Sinclair”
James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673 Email: investors@tanrange.com

Form 20-F, File No. 0-50634

Trade Symbol TSX:  TNX

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Website:  www.tanrange.com

News Release -  April 26, 2005

TAN RANGE’S DRILL RIG ARRIVES IN MWANZA, TANZANIA

The Company is pleased to report that its new drill rig and support vehicle have arrived in Mwanza, Tanzania. The unit is a combination Reverse Circulation (RC) and Rotary Air Blast (RAB) drill rig with a rod storage capacity of 14 tonnes.

In order to ensure maximum mobility and efficiency, the drill rig was assembled on a reconditioned Samil 100 truck and is coupled with an Ingersoll Rand XHP900SCAT air compressor. A similar truck fitted with a 3,000 litre water tank and a 3,000 litre diesel tank will be used to support drilling operations.

Accessory equipment includes 200 metre sets of RAB and RC drill rods with percussion hammers and drill bits and basic spares that should ensure continuity of drilling for at least 6 months. The spares and stores will be accommodated in Mwanza in a store house / maintenance depot consisting of two storage containers and an office which are presently being refurbished. Twelve hour radio communication will be held between the stores keeper and rig in case any urgent spares are required.

The drill management team has been working out of the Company's Mwanza office for several weeks getting the necessary documents and crews ready for the drill program. All drill crew contracts have been approved and signed, with each crew member receiving their respective job descriptions and safety equipment.  The entire crew has attended a safety and first aid course conducted by the Company's security contract company, Knight Support Tanzania Ltd.

According to Jim Sinclair, the Company's Chairman and CEO, "The drill rig will provide us with the ability to fast track exploration on our core properties, while enabling us to quickly assess prospective situations that will attract the interest of royalty partners."

"Without a doubt, the coming year will be among the busiest on record in terms of exploration expenditures and the drilling component will be the largest part of it," he emphasized. "We have expended a lot of energy and talent prioritizing drill targets, specifically for this new rig and we are hopeful this year will set us on a firm course to become a full fledged royalty company."

In January of 2005, Mr. Sinclair confirmed his intention to enter into a new Private Placement Subscription Agreement with the Company whereby he will subscribe for a placement of common shares representing an aggregate amount of C$3,000,000. Under that agreement, he agreed to subscribe to eight (8) quarterly tranches of C$375,000 each commencing February 1, 2005.  Each of these quarterly tranches will be subject to regulatory approval.

As an interim financing measure between quarterly tranches, Mr. Sinclair has further agreed to provide the Company with interest free loans as required that will apply to upcoming financings as outlined in the Private Placement Subscription Agreement. No other considerations will apply to these loans nor will they be restricted to any particular timeframe. At present Mr. Sinclair has advanced the company C$700,000 as an interest free loan.

Sinclair reiterated his commitment to ensure the Company remains adequately financed during this critical period in its history and he confirmed that additional monies would be made available if required in the future as interest free advances against the total payments required under the private placement agreement.

On Behalf of the Board of Directors

“James E. Sinclair”

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as "measured", "indicated", and "inferred" "resources" that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.